September 29, 2021

VIA EDGAR CORRESPONDENCE
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:     Las Vegas Sands Corp.
Form 10-K for the fiscal year ended December 31, 2020
Filed February 5, 2021
File No. 001-32373

Ladies and Gentlemen:

Las Vegas Sands Corp. (“we,” “our” or the “Company”) hereby responds to the comments set forth in the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) dated September 15, 2021 (the “Comment Letter”) relating to the above referenced SEC filing.

For the convenience of the Staff, the Company has restated in this letter the comments in the Comment Letter in italics, followed by the Company’s response. Capitalized terms used but not defined herein have the meanings given to them in the relevant SEC filing. All references to page numbers and captions (other than those in the comments) correspond to the page numbers in the relevant SEC filing.

Comment 1.	We note that you provided more expansive disclosure in your CSR report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your CSR report.

Response: The Company respectfully acknowledges that its corporate social responsibility (“CSR”) report, “Environmental, Social and Governance Report 2020,” contained more expansive climate-related disclosures than what was disclosed in the Form 10-K for the year
3355 Las Vegas Blvd. South, Las Vegas, Nevada 89109

The Venetian Resort Las Vegas | Sands Expo | Sands Macao | The Venetian Macao | Four Seasons Macao
The Plaza Macao | The Londoner Macao | The Parisian Macao | Marina Bay Sands

Securities and Exchange Commission
September 29, 2021

ended December 31, 2020. The Company notes current SEC rules do not specifically mandate climate-related disclosure in the Form 10-K or other SEC filings, but such disclosure might be required if considered material to the Company. The Company also notes that certain information related to climate change is a focus area for some investors and as such, the Company voluntarily disclosed general information relating to our commitment to environmental sustainability, inclusive of climate change, in its Form 10-K filing. The Company intended such disclosure to be broadly informative and to alert investors of its focus on environmental sustainability and direct them to its more comprehensive CSR report should they be interested in additional information. The global CSR report, initiated by the Company in 2019, is meant to communicate to investors, suppliers, team members and other stakeholders the Company’s dedication to being a good corporate citizen and commitment to its people, its communities and the planet. The Company’s corporate responsibility platform represents our focus in a number of key areas that address the issues most important, while not material, to the Company’s team members, communities and other key stakeholders. As the Company does not believe the effects of climate change are material to the Company and its operations at this time, management respectfully submits the climate-related disclosure in the Company’s SEC filings to date is adequate and appropriate and its present intention is to continue this approach in future filings. Management will, however, continue to evaluate this emerging area, and, if warranted, will include additional disclosure in the future.

Comment 2.	We note the disclosure in your Form 10-K, proxy statement and CSR report that you are seeking meaningful environmental improvement through green buildings, environmentally responsible operations, and green meetings and events. If material, please quantify capital expenditures and compliance costs for these climate-related initiatives.

Response: The Company’s capital expenditures with regard to climate-related initiatives are primarily focused on energy and water efficiency projects, which include, among others, building system technology to monitor and help reduce consumption, and LED lighting and HVAC systems to conserve energy. Climate-related program costs related to these initiatives primarily consist of payroll from the sustainability departments at our properties and third-party consultant costs. The Company has deemed capital expenditures and program costs related to climate-related initiatives incurred during the three years ended December 31, 2020, to be immaterial.

3355 Las Vegas Blvd. South, Las Vegas, Nevada 89109

The Venetian Resort Las Vegas | Sands Expo | Sands Macao | The Venetian Macao | Four Seasons Macao
The Plaza Macao | The Londoner Macao | The Parisian Macao | Marina Bay Sands

Securities and Exchange Commission
September 29, 2021

Comment 3.
If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:
•severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;
•quantification of material weather-related damages to your property or operations; and
•potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers.

Response: The Company faces potential risks associated with the physical effects of climate change, which may include more frequent or severe storms, typhoons, flooding, rising sea levels and shortages of water, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flows. To the extent climate change causes additional changes in weather patterns, the Company’s properties along the coast in Singapore and in Macao could be subject to an increase in the number and severity of typhoons and rising sea levels causing damage to these properties, while Las Vegas could be subject to extreme drought conditions leading to further water restrictions. Along with property damage, our property insurance premiums could increase as well as costs to operate our properties, including utility costs for water or energy. Additionally, these events and their aftermath could result in a temporary decline in visitation to our properties.

In recent years, our properties in Macao have sustained limited physical damage from three typhoons, as well as minimal interruption of business operations. In 2017, Typhoon Hato resulted in flooding, property damage and suspension of electricity and water, in which the electricity suspension impacted our Macao operations for approximately 47 hours. In 2018, Typhoon Mangkhut resulted in flooding, property damage and the suspension of gaming operations for 33 hours due to a Macao government mandate. In 2020, tropical storm Higos resulted in limited flooding and property damage. While these events caused property damage and resulted in temporary loss of business, the Company does not consider these events to be material as the financial impact was not material and the Company was able to recover the costs incurred to repair the physical property damage and lost revenues through its insurance coverage. To date, the Company has not experienced any severe weather events at its Las Vegas or Singapore properties.

The Company’s properties, similar to other businesses in the jurisdictions in which the Company operates, are exposed to potentially significant losses resulting from catastrophic events and severe weather conditions, which could be the result of climate change among a variety of other factors; however, the Company cannot predict the impact changing climate conditions will have on the Company’s business, financial condition, results of operations or cash flows. In this regard, in its Form 10-K for the year ended December 31, 2020, the Company included risk factors related to potential impacts of climate change such as “Natural or man-made disasters, an outbreak of highly infectious or contagious disease, political instability, civil unrest, terrorist activity or war could materially adversely affect the number of visitors to our facilities and disrupt our operations” and “We depend primarily on our properties in three markets for all of
3355 Las Vegas Blvd. South, Las Vegas, Nevada 89109

The Venetian Resort Las Vegas | Sands Expo | Sands Macao | The Venetian Macao | Four Seasons Macao
The Plaza Macao | The Londoner Macao | The Parisian Macao | Marina Bay Sands

Securities and Exchange Commission
September 29, 2021

our cash flow,” where the Company describes the properties being at risk of “Acts of God,” such as typhoons and rainstorms, and other natural disasters and inclement weather, which the Company believes is inclusive of climate change. Additionally, the Company also includes the risk factor “Our insurance coverage may not be adequate to cover all possible losses that our properties could suffer and our insurance costs may increase in the future,” which addresses insurance coverage costs and potential limitations for climate-related events.

Comment 4.	Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.

Response: Legislation and regulation regarding climate change could impose additional costs on the Company and its suppliers, including costs related to increased energy requirements, environmental monitoring, reporting and other compliance costs to comply with such regulations. Even without such regulation, investor and consumer attitudes or negative reaction towards the Company’s response, or lack thereof, to climate change could harm the Company’s reputation or access to capital. Given the regulatory or compliance obligations and uncertainty around the impact of climate change and how it should be addressed, the Company is unable to predict how future legislation and regulation will affect our business, financial condition, operations and cash flows. The Company assessed the current effects of climate change regulation on its business, credit risks, technological changes and market trends caused by climate change, and to date, deemed these immaterial. The Company will continue to monitor and evaluate the potential risks and impacts in this area and will consider expanding its disclosure of risks related to climate change in future Form 10-K filings as warranted.

Comment 5.	If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.

Response: The Company has determined its purchase and sale of carbon credits or offsets to date are not material to the Company and do not have a material effect on its business, financial condition, results of operations and cash flows.

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3355 Las Vegas Blvd. South, Las Vegas, Nevada 89109

The Venetian Resort Las Vegas | Sands Expo | Sands Macao | The Venetian Macao | Four Seasons Macao
The Plaza Macao | The Londoner Macao | The Parisian Macao | Marina Bay Sands

Securities and Exchange Commission
September 29, 2021

The Company believes the foregoing is fully responsive to the Comment Letter. Please let us know if you have any questions by contacting the undersigned at (702) 733-5503.

Sincerely,

/s/ D. ZACHARY HUDSON

D. Zachary Hudson
Executive Vice President, Global General Counsel and Secretary
Las Vegas Sands Corp.

cc: Brian V. Breheny, Skadden, Arps, Slate, Meagher & Flom LLP

3355 Las Vegas Blvd. South, Las Vegas, Nevada 89109

The Venetian Resort Las Vegas | Sands Expo | Sands Macao | The Venetian Macao | Four Seasons Macao
The Plaza Macao | The Londoner Macao | The Parisian Macao | Marina Bay Sands